UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31592 / May 4, 2015

_____

In the Matter of	:
	:
SPROTT FOCUS TRUST, INC.	:
1910 Palomar Point Way, Suite 200	:
Carlsbad, CA 92008	:
	:
SPROTT ASSET MANAGEMENT LP	:
Royal Bank Plaza	:
200 Bay Street, Suite 2700	:
Toronto, Ontario, Canada M5J2J1	:
	:
	:
	:
(812-14437)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Sprott Focus Trust, Inc. and Sprott Asset Management LP filed an application on March 27,
2015 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order would
permit certain registered closed-end investment companies to make periodic distributions of
long-term capital gains with respect to their outstanding common stock as frequently as monthly
in any one taxable year, and as frequently as distributions are specified by or in accordance with
the terms of any outstanding preferred stock that such investment companies may issue.

On April 7, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31548). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Sprott Focus Trust, Inc. and Sprott Asset Management LP (File No. 812-14437) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary